HSW INTERNATIONAL, INC.
Suite 1500
One Capital City Plaza
3350 Peachtree Road
Atlanta, GA  30326

June 7, 2007

VIA EDGAR and FEDEX

Office of the Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE, Mail Stop 5546
Washington, DC  20549-5546

Re:                               Request for Relief Under Rule 3-13 of Regulation S-X
HSW International, Inc.
Amendment No. 2 to Registration Statement on Form S-4, as Amended on June 1, 2007
File No. 333-141286

To Whom It May Concern:

HSW International, Inc. (“HSW International”, “we” or “us”) has filed a registration statement on Form S-4 (File No. 333-141286) (the “Registration Statement”) in conjunction with the pending merger with INTAC International, Inc., a SEC registrant (“INTAC”).  HSW International has not previously undertaken a registration of its common stock or other debt or equity instruments.  Rule 3-13 of Regulation S-X (“Rule 3-13) states that the Commission can permit the omission of financial statements upon the informal request of the registrant if doing so is consistent with the protection of investors.  The Commission issued a comment letter dated April 13, 2007 to us with respect to the Registration Statement wherein the Staff requested the filing of our historical audited financial statements for the period from inception (March 14, 2006) through December 31, 2006 and, pursuant to Item 14(e) of Form S-4, predecessor financial statements of the business to be conducted by us after completing the merger transaction.  In response to such request, we initially submitted a request to the Staff under Rule 3-13 for relief from having to file this financial information, but have since been advised by the Staff that our request should be directed to the Chief Accountant’s Office.

Accordingly, the purpose of this letter is to request that we be permitted under Rule 3-13 to omit in the Registration Statement the audited financial statements of HSW International for the period from inception (March 14, 2006) through December 31, 2006 and the financial information of HowStuffWorks, Inc., a privately-held Delaware corporation, and current stockholder of HSW International (“HSW”), from which, as part of the merger transaction, we are acquiring certain assets (consisting of digital publishing rights as explained below) that will constitute the backbone of our anticipated online publishing business to be conducted after completing the merger transaction.  We believe that our request is consistent with the protection of investors, and thus consistent with obtaining relief under Rule 3-13.  We appreciate your consideration of our request.

Division of Corporation Finance
U.S. Securities and Exchange Commission
June 7, 2007

Background

HSW International, INTAC, HSW and HSW International Merger Corporation, a wholly-owned subsidiary of HSW International (“Merger Sub”), entered into an agreement and plan of merger, dated April 20, 2006, as amended by a first amendment to agreement and plan of merger, dated January 29, 2007 (collectively, the “Merger Agreement”).  HSW International was formed as a wholly-owned subsidiary of HSW in anticipation of and for the purpose of consummating the merger and related transactions under the Merger Agreement.  The merger and related transactions were structured in an effort to cause the contribution of the assets by HSW to HSW International and the merger of INTAC and Merger Sub to qualify as a transaction described in Section 351 of the Internal Revenue Code.

INTAC is a United States company focused on the development of strategic business opportunities available in China and the Asia Pacific Rim. INTAC currently maintains offices in China (Hong Kong and Beijing), Germany (Frankfurt) and the United States (Dallas, Texas).  INTAC operates in two segments, its career development and training services segment and its distribution/telecommunications segment. While INTAC’s distribution/telecommunications segment historically has been its primary business segment and generated substantially all of its operating revenue, INTAC shifted its focus in 2004 to the expansion and maturation of its career development and training services segment in China. The latter business segment represents potentially greater opportunities for growth and higher margins than the distribution/telecommunications segment.  Immediately prior to the merger, INTAC intends to sell the distribution/telecommunications segment of its business.(1)

HSW is a privately-held online publishing company that provides objective and useful information for people to learn about the world around them and make informed decisions. The company’s Web site, HowStuffWorks.com, offers in-depth, easy-to-understand explanations, expert product reviews, comprehensive buying guides and informational videos, simplifying thousands of topics in the areas of health, science, travel, automotive, electronics, consumer products and many other areas.

Under the terms of the Merger Agreement, Merger Sub will merge with INTAC, with INTAC surviving as a wholly-owned subsidiary of HSW International.  In addition, HSW and HSW International will enter into two contribution agreements, through which HSW will contribute certain licensed and sublicensed content to HSW International in exchange for shares of HSW International common stock by granting to HSW International a perpetual, royalty-free exclusive license in (i) the People’s Republic of China, the Hong Kong Special Administrative Region, the Macao Special Administrative Region and Taiwan and (ii) Brazil ((i) and (ii) collectively, the territories) to the contributed assets, which specifically consist of the exclusive right to render Chinese and Portuguese translations of, the exclusive right to publish or use any or all actual renderings in the Chinese and Portuguese languages and all such actual renderings of such licensed and sublicensed content, including derivative works, solely in digital and/or electronic form, in the territories.

(1)             In addition to the merger transaction, INTAC is seeking stockholder approval for the sale of this business as described in the Registration Statement.

Division of Corporation Finance
U.S. Securities and Exchange Commission
June 7, 2007

HSW will also grant to HSW International a limited, exclusive license in the territories to (i) use the content solely for purposes of translating it into the languages used in the territories (the “translation languages”) in order to create the contributed assets; and (ii) use limited excerpts of the licensed content translated into the translation languages in print format with limited distribution to businesses solely for purposes of marketing, business development, financings and other similar legitimate business purposes, provided that any such limited print excerpts are not distributed publicly.

The exclusive digital publishing rights (the “Contributed Assets”) that are being contributed to HSW International are limited in scope (as explained above) and have never been and are not currently being utilized by HSW for commercial purposes. As such, HSW has never generated any revenue from the Contributed Assets.

In addition to the Contributed Assets, HSW will grant HSW International the right to exclusively license for a fee the digital publishing rights in China and Brazil to new and modified content developed by HSW after the merger is consummated (subject to the rights of third parties to such new and modified content), pursuant to an update agreement.  HSW will also provide certain transitional services to HSW International for the purposes of developing, supporting, translating, and facilitating the digital transmission of the contributed assets pursuant to a services agreement. Finally, HSW will grant HSW International an 18 month option to acquire from HSW the exclusive digital publishing rights for HSW content in India and Russia.

In addition, in connection with the merger, certain third party investors will invest approximately $49.5 million in HSW International in exchange for common stock of HSW International pursuant to various stock purchase agreements.  Following the merger and related transactions (including the equity investments), HSW will own approximately 43% of the outstanding common stock of HSW International.

HSW, HSW International and INTAC believe that a combination of HSW International and INTAC will provide substantial strategic and financial benefits to the stockholders of both companies by integrating the contributed assets with INTAC’s expertise and relationships in China, thereby creating an interactive media and service platform for Chinese Internet users that has the potential to create greater stockholder value than either HSW or INTAC could create separately.  INTAC will be able to utilize its international experience and leverage an interactive media and service platform to launch an online business in Brazil.

Financial Statement Requirements

In light of the foregoing, and for the reasons set forth below, we believe that the financial information currently presented in the Registration Statement is adequate.

Division of Corporation Finance
U.S. Securities and Exchange Commission
June 7, 2007

INTAC

We have incorporated by reference the audited financial statements of INTAC as of September 30, 2006 and 2005 and for the three years ended September 30, 2006 from INTAC’s filing on Form 10-K.  In addition, we have also included the required Summary Financial Data and Management’s Discussion and Analysis of Results of Operations.  Furthermore, we have provided pro forma financial statements which reflect the proposed merger of HSW International and INTAC.

HSW International

We have provided the following financial information with respect to HSW International:

•                  Summary financial data as of December 31, 2006 and March 31, 2007;

•                  Management’s Discussion and Analysis of Results of Operations for the periods from inception to March 31, 2007; and

•                  Pro forma financial statements which reflect the proposed merger of HSW International and INTAC.

The summary financial data for HSW International excerpted from Form S-4/A Amendment No. 2 is provided below:

HSW International
Summary Financial Data

	Period from Inception (March 14, 2006) to December 31, 2006	Three Months Ended March 31, 2007
Statement of Operations Data:
Revenue	$—	$—
Gross Profit	—	—
Operating expenses	12,556,817	$2,884,198
Loss from operations	(12,556,817)	(2,884,198)
Other income (expense), net	(12,388)	(2,470)
Loss before income taxes	(12,569,205)	(2,886,668)
Net Loss	$(12,569,205)	$(2,886,668)

	December 31, 2006	March 31, 2007
Balance Sheet Data:
Cash and cash equivalents	$233,262	$83,917
Total assets	1,917,058	1,974,347
Total long-term debt	—	—
Stockholders’ deficit	$(12,569,205)	$(15,455,872)

Division of Corporation Finance
U.S. Securities and Exchange Commission
June 7, 2007

During the period from March 14, 2006 (date of inception) to December 31, 2006, HSW International had expenses of $12,569,205.  The components of the expenses incurred through that date were as follows:

Stock based compensation for employees and consultants	$ 9,810,987
Consulting fees associated with merger and start up activities	877,000
Domestic salary and wage related costs	418,363
Brazil salary and wage related costs including outsourced labor	441,164
Travel costs	576,334
Other general and administrative costs	445,357
$12,569,205

Of the total expenses incurred through December 31, 2006, 78% are non-cash stock compensation costs, 7% are merger and start-up costs and 15% are operating expenses.  This allocation of expenses is consistent with that for the $2,886,668 of total expenses incurred by us through the quarter ended March 31, 2007.

Total assets as of December 31, 2006 of $1,917,058 were comprised of the following components:

Cash	$ 233,262
Prepaid expenses	56,923
Deferred merger costs	1,347,079
Property, plant, and equipment, net	110,994
Capitalized translation costs in Brazil	168,800
$ 1,917,058

We have not provided audited financial statements of HSW International.  In the process of preparing the Registration Statement, we considered the requirements set forth in Item 14(e) of the instructions to Form S-4.  Those instructions call for financial statements to be included for the registrant in accordance with Regulation S-X Rule 3-05 and Rule 11-01.  In assessing the need to include financial statements for HSW International, we considered the guidance in Rule 11-01(d), which specifies eight factors to consider in assessing whether operations constitute a business for the purpose of determining whether financial statements are required.  Our assessment led us to conclude that as of December  31, 2006, HSW International does not meet the definition of a business set forth in Rule 11-01(d) of Regulation S-X.  In reaching this assessment, we considered the factors described below.

Physical Facilities

As of December 31, 2006, HSW International utilized less than 200 square feet of space located in HSW’s offices and leased approximately 3,000 square feet of office space.  This has not changed through March 31, 2007.

Division of Corporation Finance
U.S. Securities and Exchange Commission
June 7, 2007

Employee Base

HSW International began start up activity including hiring employees in June of 2006, and at December 31, 2006 the total number of employees was 13 (with 11 in Brazil).  The principal activity of the Brazilian employees through December 31, 2006 was language translation of articles to be offered on the Brazilian website.  As of December 31, 2006, HSW International had no Chinese employees.  This has not changed through March 31, 2007.

Market Distribution System

No market distribution systems (Websites) existing during 2006.  The Company currently does not have a website for the Chinese market, and no articles have been translated into Mandarin.  In March 2007, the Company executed a soft web site launch in Brazil and expects it will have approximately 2,400 articles after one year of operations.

Sales Force

HSW International had no sales force or revenue in Brazil or China during 2006 or through March 31, 2007.

Customer Base

HSW International had no paying advertising customers or revenue during 2006 or through March 31, 2007.

Operating Rights

The key operating rights which the Company must acquire consist of the legal rights to be acquired in the INTAC merger for operations in China and the contributed assets to be acquired from HSW.  Until the merger is complete, HSW International will not have title to these rights.

Production Techniques

As of December 31, 2006, there were no production facilities in China and limited operations in Brazil consisting of employees and outside vendors translating articles from English to Portuguese.  This has not changed through March 31, 2007.

Trade Names

Rights to the HowStuffWorks trade name will be received in the asset contribution.

Division of Corporation Finance
U.S. Securities and Exchange Commission
June 7, 2007

We also note that HSW International did not generate revenue during 2006 or through March 31, 2007.   Furthermore, expenses (see expense summary above) were primarily either non-cash stock compensation expenses or merger and funding related costs as well as costs of market research and planning for the commencement of operations with limited production expenses in Brazil.

Based on this assessment, we concluded that audited financial statements of HSW International are not required in accordance with Item 14(e) of the Form S-4 instructions and Rule 3-05 and Rule 11-01 of Regulation S-X.

Further, we do not believe that INTAC shareholders will be disadvantaged if we are permitted to omit the audited financial statements of HSW International because the activities of HSW International that occur prior to the merger bear limited relationship to the activity that will occur after the merger.  The financial information which the INTAC shareholders require to make an informed decision concerning the transaction is fully disclosed in the information currently presented in Amendment No. 2 to the Registration Statement and we do not believe that the audited financial statements of HSW International will provide additional information that will benefit them.

In light of these facts and circumstances described above, we respectfully request that we be permitted to omit the audited financial statements of HSW International from the Registration Statement.

HSW

We have not provided financial information for HSW because we do not believe the facts and circumstances support a conclusion that the Contributed Assets while owned by HSW ever constituted a business within the meaning of Rule 11-01(d).   Specifically, the Contributed Assets do not constitute a separate entity, a subsidiary or a division of HSW. HSW has no physical facilities, employees, market distribution system, sales force, customer base or production techniques that are attributable to the Contributed Assets.  As such, the business to be conducted by HSW International with the Contributed Assets after the merger did not exist prior to the merger.  As noted previously, because HSW has never commercially exploited the Contributed Assets or generated any revenue from them, there is no auditable financial information that can be derived from the pre-merger use of these Contributed Assets.  We believe that any financial information provided to the INTAC stockholders concerning HSW would be misleading because the business to be conducted by HSW International with the Contributed Assets is not comparable to HSW’s current or historical business.(2)

(2)             HSW was formed in 1999, and has significant operations at this time, all of which are based in the United States, which is an established market for Internet commerce.  In contrast, HSW International’s business to be conducted with the Contributed Assets after the merger will initially be based in Brazil and China, which are less established markets for Internet commerce.

Division of Corporation Finance
U.S. Securities and Exchange Commission
June 7, 2007

In light of the foregoing analysis, we respectfully request that we be permitted to omit HSW financial information in the Registration Statement.

Because the termination date for the merger agreement and stock purchase agreements is August 31, 2007, HSW International respectfully requests a prompt favorable response to its request for relief. As you are aware there are certain procedures that if not initiated immediately may jeopardize HSW International’s ability to complete the merger before the termination date, including that INTAC is required to make broker requests 20 business days prior to the record date for its meeting and cannot hold its meeting until 20 business days after it mails its proxy statement. Accordingly, HSW International desires to go effective as soon as possible.  Your prompt consideration of our requests is appreciated.  Should the need arise, we are available to discuss this further at your convenience.

Very truly yours,

/s/ Jeff Arnold
Jeff Arnold
Copy:	Ms. Sondra Stokes
Mr. Joseph M. Kempf, Senior Staff Accountant
Mr. Robert S. Littlepage, Accountant Branch Chief